Exhibit 12
United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$1,697	$5,136	$7,342	$4,637	$6,674	$974
Add: Interest expense	102	381	341	353	380	393
Add: Interest factor in rental expense	55	229	223	225	192	206
Total earnings	$1,854	$5,746	$7,906	$5,215	$7,246	$1,573

Fixed charges:
Interest expense	$102	$381	$341	$353	$380	$393
Interest capitalized	7	14	13	11	14	18
Interest factor in rental expense	55	229	223	225	192	206
Total fixed charges	$164	$624	$577	$589	$586	$617

Ratio of earnings to fixed charges	11.3	9.2	13.7	8.9	12.4	2.5